UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023
Commission File Number: 001-40416

Nouveau Monde Graphite Inc.
(Translation of registrant’s name into English)

481 rue Brassard
Saint-Michel-des-Saints, Quebec
Canada J0K 3B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are hereby filed and incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-256340).

DOCUMENTS TO BE FILED AS PART OF THIS FORM 6-K

99.1	Material Change Report dated April 20, 2023

99.2	Material Change Report dated April 20, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Date: April 21, 2023	Nouveau Monde Graphite Inc.
(Registrant)

/s/ Josée Gagnon
Josée Gagnon
Vice President, Legal Affairs & Corporate Secretary